July 31, 2019

K. T. Ong
Chief Financial Officer
Vitaxel Group Ltd
Wisma Ho Wah Genting, No. 35
Jalan Maharajalela, 50150
Kuala Lumpur, Malaysia

       Re: Vitaxel Group Ltd
           Form 10-K for Fiscal Year Ended December 31, 2018
           File No. 000-55685

Dear Mr. Ong :

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Transportation and Leisure
cc:    Mark Crone